UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company)

AMCOL INTERNATIONAL CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended by Amendment No. 1 thereto filed with the SEC on February 25, 2014, and as amended by Amendment No. 2 thereto filed with the SEC on February 27, 2014 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by AMCOL International Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Imerys Minerals Delaware, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Imerys SA, a corporation organized under the laws of France (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on February 20, 2014, and pursuant to which Purchaser has offered to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”), at a price of $42.75 per Share, net to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser, dated February 20, 2014 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Company Board—Background of the Offer and Merger” on page 19 of the Schedule 14D-9:

“On March 3, 2014, the Company received a revised, unsolicited proposal from MTI to acquire all of the Company’s outstanding Shares at a price per Share of $45.00 in cash (the “Second Revised MTI Proposal”). The Second Revised MTI Proposal included a draft merger agreement with terms substantially identical to those in the draft merger agreement included in the Revised MTI Proposal, except that the Offer Price was increased from $42.50 to $45.00. In addition, the Second Revised MTI Proposal included a financing commitment letter also containing terms substantially identical to those in the Revised MTI Proposal, except that the amount of the debt facilities was increased to accommodate the higher aggregate Offer Price.

On March 3, 2014, the Company provided a copy of the Second Revised MTI Proposal to Parent and Purchaser in accordance with the terms of the Merger Agreement.

Later on March 3, 2014, during a telephonic meeting of the Company Board, the Company Board determined in good faith, after consultation with its outside counsel, that the Second Revised MTI Proposal could reasonably be expected to lead to a Superior Proposal (as such term is defined in the Merger Agreement). The Company Board further determined that its fiduciary duties require it to engage with MTI to discuss, negotiate and provide information in connection with the Second Revised MTI Proposal. There can be no assurance that the Second Revised MTI Proposal will advance to the point where the Company Board determines that the Second Revised MTI Proposal is superior to the transaction provided for in the Amended Merger Agreement. The Company Board has not changed its recommendation in favor of the transaction with Parent and Purchaser.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(H)	Press Release by the Company, dated March 3, 2014, announcing the receipt of the Second Revised MTI Proposal.*

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Ryan F. McKendrick
Ryan F. McKendrick
President and Chief Executive Officer

March 4, 2014